EXHIBIT 12.2

HOSPITALITY PROPERTIES TURST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998

Net income	$94,081	$103,466	$142,202	$131,956	$126,271	$111,929	$81,341
Fixed charges	31,910	32,005	42,424	41,312	37,682	37,352	21,751
Adjusted earnings	$125,991	$135,471	$184,626	$173,268	$163,953	$149,281	$103,092

Fixed charges and preferred distributions:
Interest expense (including amortization of note discounts and deferred financing fees)	$31,910	$32,005	$42,424	$41,312	$37,682	$37,352	$21,751
Preferred distributions	11,085	5,344	7,572	7,125	7,125	5,106	—

Combined fixed charges and Preferred distributions	$42,995	$37,349	$49,996	$48,437	$44,807	$42,458	$21,751

Ratio of earnings to combined Fixed charges and preferred distributions	2.93x	3.63x	3.69x	3.58x	3.66x	3.52x	4.74x